UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Algoma Steel Inc.
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock
--------------------------------------------------------------------------------
(Title of Class of Securities)

01566M204
---------------------------------------------------
(CUSIP Number)

December 31, 2002
--------------------------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
	[   ] Rule 13d-1(b)
	[ X ] Rule 13d-1(c)
	[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 7 Pages)

SCHEDULE 13G
CUSIP NO. 01566M204	PAGE 2 OF 7 PAGES


1	NAME OF REPORTING PERSON
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
ONLY)
	DDJ Capital Management, LLC
	04-3300754

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
		(a) [ X ]
		(b) [   ]
3 SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Commonwealth of Massachusetts

NUMBER OF	5	SOLE VOTING POWER
SHARES			720,389
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY
EACH		7	SOLE DISPOSITIVE POWER
REPORTING		720,389
PERSON WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
720,389

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	[     ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(9)
2.9%

12	TYPE OF REPORTING PERSON *
IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G
CUSIP NO. 01566M204	PAGE 3 OF 7 PAGES


1	NAME OF REPORTING PERSON
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
ONLY)
	DDJ Capital III, LLC
	04-3317544

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
		(a) [ X ]
		(b) [   ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	5	SOLE VOTING POWER
SHARES			118,700
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY
EACH		7	SOLE DISPOSITIVE POWER
REPORTING		118,700
PERSON WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
118,700

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	[     ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(9)
0.5%

12	TYPE OF REPORTING PERSON *
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G
CUSIP NO. 01566M204	PAGE 4 OF 7 PAGES


1	NAME OF REPORTING PERSON
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
ONLY)
	B III Capital Partners, L.P.
	04-3341099

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
		(a) [ X ]
		(b) [   ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	5	SOLE VOTING POWER
SHARES			118,700
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY
EACH		7	SOLE DISPOSITIVE POWER
REPORTING		118,700
PERSON WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
118,700

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	[     ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(9)
0.5%

12	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G
CUSIP NO. 01566M204	PAGE 5 OF 7 PAGES

Item 1(a)	Name of Issuer:
	Algoma Steel Inc.

Item 1(b)	Address of the Issuer's Principal Executive Offices:
105 West Street, PO Box 1400, Sault Ste. Marie Ontario
A6

Item 2(a)	Names of Persons Filing:
DDJ Capital Management, LLC ("DDJ"), DDJ Capital III,
LLC ("DDJ Capital"), B III Capital Partners, L.P. ("B III").


Item 2(b)	Address or Principal Business Office or, if None,
Residence:
141 Linden Street, Suite 4, Wellesley, Massachusetts
02482-7910.

Item 2(c)	Citizenship:
DDJ is a Massachusetts limited liability company; DDJ
Capital is a Delaware limited liability company; B III is a Delaware limited partnership.

Item 2(d)	Title of Class of Securities:
	Common Stock (the "Shares")

Item 2(e)	CUSIP Number:
		01566M204

Item 3	Not Applicable.

Item 4	Ownership.

Item 4(a)	Amount Beneficially Owned:

	DDJ and DDJ Capital, as investment adviser and general partner, respectively to B III, may be deemed the beneficial owner of 118,700 Shares held by B III, including
114,560 Shares that would be obtained upon conversion of $716,000 face amount of the Company's 1% Convertible
Notes.  DDJ as investment manager to B III, for an

SCHEDULE 13G
CUSIP NO. 01566M204	PAGE 6 OF 7 PAGES

Item 4(a) (continued)
institutional investor (the "Account") and as investment advisor to DDJ Canadian High Yield Fund, a closed-end investment trust established under the laws of the Province of Ontario Canada ("DDJ Canadian"), may be deemed the beneficial owner of 601,689, including 556,960 Shares that would be obtained upon conversion of $3,481,000 face amount of the Company's 1% Convertible Notes.

Item 4(b)	Percent of Class:	See attached cover sheets.

Item 4(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to
		direct the vote:	See attached cover sheets.
	(ii)	Shared power to vote or
		to direct the vote:	-0-
	(iii)	Sole power to dispose or to direct the
 		disposition of:	See attached cover sheets.
	(iv)	Shared power to dispose or
		to direct the disposition of:	-0-

Item 5	Ownership of Five Percent or Less of a Class:
	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
  [X].

Item 6	Ownership of More than Five Percent on Behalf of Another
Person.
See Item 4.

Item 7	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent
Holding Company.
	Not applicable.

Item 8	Identification and Classification of Members of the Group.
	See Item 4 above.

SCHEDULE 13G
CUSIP NO. 01566M204	PAGE 7 OF 7 PAGES


Item 9	Notice of Dissolution.
	Not applicable.

Item 10	Certifications.
	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
================

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2003	DDJ Capital Management, LLC

				By: /s/ Wendy Schnipper Clayton
				--------------------------------
				Wendy Schnipper Clayton
				Attorney-in-Fact*

DDJ Capital III, LLC		B III Capital Partners, L.P.
By: DDJ Capital Management, LLC,By: DDJ Capital III, LLC, its
Manager			  	    General Partner
				By: DDJ Capital Management, LLC,
				Manager

By:/s/ Wendy Schnipper Clayton	By:/s/ Wendy Schnipper Clayton
-------------------------------	---------------------------------
Wendy Schnipper Clayton		Wendy Schnipper Clayton
Attorney-in-Fact*		Attorney-in-Fact*

*See Limited Power of Attorney filed with Trikon Technologies
Schedule 13G dated March 3, 2000.